UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Hongli Group Inc.

(Exact name of registrant as specified in its charter)

No. 777, Daiyi Road

Changle County, Weifang City

Shandong Province, China, 262400

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of Hongli Group Inc. (the “Company”) (File Number 333-289457), as amended, and into the prospectus outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended.

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On April 11, 2026, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a U.S. investor (the “Investor”) for a private placement offering, providing the sale and issuance of 1,300,000 ordinary shares of the Company, par value $0.0001 per share (the “Shares”), at a purchase price of $0.25 per Share, for aggregate gross proceeds of $325,000. The Securities Purchase Agreement contains customary representations and warranties of the Company and the Investor and customary indemnification and obligations of the parties.

The closing of the private placement is expected to occur on or around April 20, 2026, subject to the satisfaction of customary closing conditions, unless otherwise mutually agreed by the parties.

The offer and sale of the Shares were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act of 1933 and/or Regulation D promulgated thereunder. The Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as Exhibit 10.1 to this Report on Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Form of Securities Purchase Agreement by and between the Company and the Investor

*	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONGLI GROUP INC.

Date: April 16, 2026	By:	/s/ Jie Liu
Jie Liu
Chief Executive Officer

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